HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:	
Cash	$ 85,200
Accounts receivable	17,313
Due from affiliate	141
Prepaid expenses	51,837
TOTAL CURRENT ASSETS	154,491
PROPERTY AND EQUIPMENT, NET	2,471
OTHER ASSETS:	
Deposits	1,323
TOTAL ASSETS	$ 158,285

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 17,903
Accrued expenses	3,304
TOTAL CURRENT LIABILITIES	21,207
MEMBERS' EQUITY	137,078
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 158,285

See accompanying notes.